Exhibit 99.1

INSPIRA™ ART100 Receives FDA 510(k) Clearance

Ra’anana, Israel, May 28, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company”, “Inspira”, or “Inspira Technologies”), a breakthrough medical technology company, today announced that it has received notification of 510(k) class II clearance from the U.S. Food and Drug Administration (FDA) for its INSPIRA™ ART100, a Cardiopulmonary Bypass System.

Dagi Ben Noon, CEO of Inspira, said “This is a proud moment for all of us at Inspira Technologies. We would like to thank all our investors and partners who have been with us on this journey to get here.”

Professor Benad Goldwasser, the Chairman of the Board of Inspira, stated: “We believe that the FDA clearance marks a clear example of the Company’s technological and innovative advancements.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the life support arena. The INSPIRA™ ART (Gen 2), also known as the INSPIRA™ ART500, includes the Company’s Adaptive Blood Oxygenation technology and is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and therefore may enable patients to be treated in and beyond intensive care units, reducing the need for mechanical ventilation systems that requires intubation and medically induced coma.

The Company received FDA 510(k) clearance for its INSPIRA ART100, a Cardiopulmonary Bypass System.

The Company’s other products, including the INSPIRA ART (Gen 2) and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the Company believes the FDA clearance is an example of its technological and innovative advancements and the potential benefits of its products and technologies. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-102

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